SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of July, 2000


                      Bonso Electronics International Inc.
                      ------------------------------------
                 (Translation of Registrant's name into English)


    Flat A-D, 8th Floor, Universal Industrial Centre, 23-25 Shan Mei Street,
                        Fo Tan, Shatin, N.T., Hong Kong
                        -------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F  X     Form 40-F _____


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes _____    No  X

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607



                       BONSO ELECTRONICS REPORTS YEAR END
                        GAINS IN REVENUES AND NET INCOME

     HONG KONG, July 6, 2000 - Bonso Electronics International Inc. (NASDAQ:BNSO) today reported net income of $348,000, or $0.0989 cents per basic share, on revenues of $15,380,000 for the fiscal year ended March 31, 2000.

     Revenues increased 17.8 percent over the $13,046,000 reported in the 1999 fiscal year in which net income was $14,000, or less than $0.0045 per basic share. Operating income was up 10.7 percent to $270,000 for the year ended March 31, 2000, compared to $244,000 in the prior year.

     "Bonso achieved a major diversification goal during the fourth quarter with the award of contracts to manufacture two way radio products for the U.S. market, using the Family Radio Service frequencies allocated by the FCC, and cordless telephones to be marketed by a European telecommunications firm," said Anthony So, Bonso chairman, president and CEO. "These contracts will have a significant impact on revenues and earnings throughout the coming year."

     During the year, the company expanded its organization, facilities and manufacturing capacity to complete the transition to a full electronic manufacturing services provider, which includes design engineering, total quality and supply chain management and production of complete end products, he added.

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunication products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                                FINANCIAL SUMMARY

                                                  For the Year Ended March 31
                                                    2000                1999
                                                    ----                ----

Revenues                                        $ 15,380,000       $ 13,046,000
Gross Profit                                       4,262,000          4,234,000
Income From Operations                               270,000            244,000
Income (Loss) Before Taxes                           345,000            (22,000)
Tax Benefit                                            3,000             36,000
Net Income                                      $    348,000       $     14,000
Earnings Per Share:
      Basic                                     $     0.0989       $     0.0045
      Diluted                                   $     0.0874       $     0.0037

Weighted Average
     Shares Outstanding                            3,515,690          3,079,219

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
               ANNOUNCES STOCK REPURCHASE PROGRAM FOR COMMON STOCK

HONG KONG .... July 10, 2000. Bonso Electronics International Inc. (NASDAQ
Symbol: BNSO--Common and BNSOZ--Warrants) announced today that the Company's Board of Directors has authorized the purchase of up to $1,000,000 of its outstanding shares of Common Stock from time-to-time in open market and in privately negotiated transactions.

Anthony So, the President and Chief Executive Officer of the Company, noted that the Board of Directors has taken this action because of the recent decline in the price of the Company's common stock to $8.00 per share on July 7, 2000. Mr. So noted that the Board of Directors believes that the common stock is undervalued and that the repurchase of shares at current levels should be beneficial to the Company's shareholders.

About Bonso Electronics

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunication products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


                                     ##30##

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                        ANNOUNCES THAT ITS WARRANTS HAVE
                           COMMENCED TRADING ON NASDAQ

HONG KONG .... July 12, 2000. Bonso Electronics International Inc. (NASDAQ
Symbol: BNSO) announced that its Warrants commenced trading on Thursday July 6, 2000, on Nasdaq-SmallCap under the symbol BNSOZ. In commenting upon the announcement, Anthony So, President and Chief Executive Officer of Bonso stated, "We believe that the listing of our Warrants on the Nasdaq SmallCap Market will be of substantial value to our warrantholders, and provide greater access to investment capital to Bonso." Bonso Electronics is a leading contract manufacturer of electronics products, and designs, develops, manufactures and sells a comprehensive line of electronic scales and weighing instruments and electronic consumer and health care products. The Company manufactures all of its products in the People's Republic of China. The Company's electronic scales include bathroom, kitchen, office, jewelry, laboratory, pocket, postal, industrial and parcel scales that are used in consumer, commercial and industrial applications. The Company's electronic consumer and health care products include electronic thermometers and blood pressure meters. The Company's telecommunications products include cordless telephones and two-way radios products. Headquartered in Hong Kong, Bonso Electronics markets its products to customers primarily in North America and Europe.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this press release are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.


                                     --30--

BONSO ELECTRONICS INTERNATIONAL INC.                                NEWS RELEASE
--------------------------------------------------------------------------------
Flat A-D, 8/Floor, Universal Industrial Centre    North America Company Contact:
23-25, Shan Mei Street                                            George O'Leary
Fo Tan, Shatin, N.T.                                          1919 Yacht Colinia
Hong Kong                                            Newport Beach, CA 92660 USA
Email address : info@bonso.com                         Telephone: (949) 760-9611
                                                       Facsimile: (949) 760-9607




                      BONSO ELECTRONICS INTERNATIONAL INC.
                        REPORTS RECORD GAIN IN NET INCOME
                               ON DOUBLED REVENUES

HONG KONG .... July 17, 2000. Bonso Electronics International Inc. (NASDAQ
Symbol: BNSO) today reported net income of $1,186,000 on revenues of $9,181,000 for the three months ended June 30, 1000, an increase of 115 percent in sales and 207 percent in net income over the comparable 1999 period.

Earnings per share of $0.21 in the first fiscal quarter ended June 30, 2000, which compares to $0.12 in the same 1999 period, reflects a 75% increase in adjusted weighted average shares outstanding due to conversion of warrants in January 2000 which added 1,673,776 additional shares outstanding over the prior year. Net income for the 1999 first fiscal quarter was $386,000 on revenues of $4,340,000.

The substantial gains in revenues and earnings in the first quarter were primarily attributed to shipments of telecommunications products under contracts announced earlier this year to manufacture two-way radio products for North American markets and cordless telephones for European markets.

"Wireless communications products for consumer markets accounted for 33% of first quarter revenues, and existing contracts for these products call for production at current levels to continue through the remainder of the year," said Anthony So, Bonso chairman, president and CEO.

Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunication products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

                                FINANCIAL SUMMARY

                                              For the Three Months Ended June 30
                                                      2000           1999
                                                      ----           ----
                                                   (Unaudited)   (Unaudited)

Revenues                                           $9,181,000     $4,340,000
Gross Profit                                        2,458,000      1,346,000
Income From Operations                              1,137,000        428,000
Net Income                                         $1,186,000     $  386,000
Earnings Per Share:
      Basic                                        $     0.22     $     0.12
      Diluted                                      $     0.21     $     0.12
Weighted Average Shares Outstanding                 5,513,251      3,119,159
Incremental shares from assumed
  exercise of warrants and stock options               52,542        141,408
Adjusted weighted average shares                    5,565,793      3,260,567

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BONSO ELECTRONICS INTERNATIONAL INC.
                                                   (Registrant)



Date: August 9, 2000                   By: /s/ Henry F. Schlueter
      --------------                   --------------------------
                                       Henry F. Schlueter, Assistant Secretary